

Mail Stop 4628

December 3, 2015

Via E-mail
Thomas L. Mitchell
Executive Vice President and Chief Financial Officer
Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, Oklahoma 73102-5015

> **Re:** **Devon Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Filed February 20, 2015**
> **File No. 1-32318**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 3

Oil and Gas Properties, page 5

1. Disclosure provided on pages 6 and 7 relating to your U.S. operating areas indicates that you are planning to drill a total of approximately 660 gross wells during 2015 compared to the 1,061 gross wells drilled during 2014. In this regard, we note significant reductions in certain areas such as the Barnett Shale where you plan to drill 10 gross wells compared to the 84 gross wells drilled during 2014 and in the Mississippian-Woodford Trend where you plan to drill 50 gross wells compared to the 236 gross wells drilled during 2014.

    For each of your U.S. operating areas, please explain how you have taken into consideration the reduction in the number of wells you plan to drill in 2015 in adopting a development plan that still results in converting your proved undeveloped reserves as of December 31, 2014 within five years of the initial disclosure of these reserves. As part of your response, provide us with the net reserve quantities, if any, that you removed in each of your U.S. operating areas as a result of the changes for 2015 related to your plans to drill certain wells that had previously been scheduled to be drilled during 2014 but were not, in fact, drilled during that year.

Production, Production Prices and Production Costs, page 11

2.   Please expand the tabular disclosure provided here and elsewhere on page 29 to include the total annual production volumes, by final product sold, for each of the last three fiscal years. Refer to the presentation requirements in Item 1204(a) of Regulation S-K.

Notes to Consolidated Financial Statements

Supplemental Information on Oil and Gas Operations (Unaudited), page 102

Proved Undeveloped Reserves, page 110

3.   You disclose the negative revisions relating to your proved undeveloped reserves, other than price for the fiscal year ending December 31, 2014, were primarily due to evaluations of certain U.S. onshore dry-gas areas which the Company does not expect to develop in the next five years. We note similar disclosure of negative revisions for each fiscal year since you began providing separate disclosure of the changes in proved undeveloped reserves relating to your U.S. properties, starting December 31, 2011. Your disclosures identify the largest revisions were related to the dry-gas areas in the Barnett Shale for the fiscal year ending 2014 and to the Barnett Shale and Carthage areas for the fiscal years ending 2013, 2012 and 2011.

        Given the successive nature of your revisions, please tell us how you have complied with the requirement of reasonable certainty for proved reserves relating to an adopted development plan and schedule as set forth in the definition of undeveloped reserves under Rule 4-10(a)(31)(ii) of Regulation S-X and in the answer to Question 131.04 in the Compliance and Disclosure Interpretations (C&DIs), issued October 26, 2009 and updated May 16, 2013. You may find the C&DIs on our website at the following address:

        http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

4.   We note your explanation of the changes in proved undeveloped reserves related to revisions other than price indicates these changes are "primarily" due to removing those reserves which the Company does not expect to develop in the next five years. If your revisions are related to more than one unrelated cause, for example, changes in your

corporate plans to drill certain wells and changes for well performance, provide us with the net quantities attributable to each separate cause relating to your disclosure for each of the four years 2011 through 2014.

5.   To help us understand the historical record and the associated activity impacting your reported proved undeveloped reserves, please provide us with a schedule that shows the ultimate disposition or current status for all of the PUD locations (e.g. number of gross locations) scheduled to be drilled in the 12 month period following disclosure as of December 31, 2011, 2012, 2013 and 2014.

Your analysis of the ultimate disposition or current status for each period should account for the total number of gross PUD locations that were:

- scheduled to be drilled during the 12 months following disclosure at the end of the fiscal year,

- actually drilled during the 12 months following disclosure at the end of the fiscal year,

- deferred and actually drilled in another year (identify the year and number of gross PUD locations drilled in that specific year),

- removed from the PUD category (identify the reason, e.g. no plans to drill, sold, performance, price, etc., the year and the number of gross PUD locations related to each reason), and

- undrilled and remaining as PUDs at 12/31/2014.

6.   To help us understand the changes specific to the Barnett Shale, please provide us with:

- the changes in the proved undeveloped Barnett Shale reserves pursuant to Item 1203(b) of Regulation S-K for each of the four fiscal years 2011 through 2014, and

- a schedule that shows the ultimate disposition or current status for all of your Barnett Shale PUD locations (e.g. number of gross locations) scheduled to be drilled in the 12 month period following disclosure as of December 31, 2011, 2012, 2013 and 2014.

You may furnish the materials relating to comments 5 and 6 in hard copy format or on digital media such as flash drive or compact disk. If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of those materials which they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please direct these items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4628
Attn: John Hodgin

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding the comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant